Exhibit (N)

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees

NexPoint Opportunistic Credit Fund:

We consent to the use of our report, dated October 18, 2016, with respect to the statement of assets and liabilities of NexPoint Opportunistic Credit Fund, as of October 7, 2016, and the related statements of operations, and changes in net assets for the period from March 2, 2016 (Inception) through October 7, 2016 included herein and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Independent Registered Public Accounting Firm” in the prospectus and Statement of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

February 10, 2017